EXHIBIT 11

AGEMARK CORPORATION

STATEMENT CONCERNING COMPUTATION OF PER SHARE EARNINGS

	Nine Months Ended June 30,

	2002	2001

Common shares issued and outstanding beginning of fiscal year	1,000,000	1,000,000

Shares cancelled due to inability to contact 10/1/01	-54,393

Shares cancelled due to inability to contact 6/1/02	-19,825

Shares abandoned at 6/1/02	-4,050

Shares issued 6/1/02 on exercise of options	187,749

Weighted average common shares outstanding for period	963,815	1,000,000

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